[Letterhead of McKee Nelson LLP]
March 21, 2006

Ms. Hannah T. Teshome
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bayview Financial Securities Company, LLC
Registration Statement on Form S-3
Filed February 1, 2006
File No. 333-131460 (the “Registration Statement”)

Ms. Teshome:

Thank you for your detailed comments on the Registration Statement of Bayview Financial Securities Company, LLC (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. In many cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Ms. Hannah T. Teshome
March 21, 2006

We confirm, on behalf of the Company, that, giving effect to the waiver of noncompliance granted by the staff of the Securities and Exchange Commission on January 5, 2006, the depositor and any issuing entity previously established, directly or indirectly, by the depositor has been current and timely with Exchange Act reporting during the immediately preceding 12 months. We advise you that no affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as the offerings contemplated by the Registration Statement.

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

We confirm, on behalf of the Company, that the material provisions of the operative agreements with respect to each offering of securities will be described in the prospectus and prospectus supplement that will be filed pursuant to Rule 424(b) in connection with each takedown.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

We confirm, on behalf of the Company, that the Company will file unqualified legality and tax opinions of counsel at the time of each takedown.

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

We confirm, on behalf of the Company, that the applicable base prospectus describes all types of assets, credit enhancement and other structural features that are reasonably contemplated to be included in the structure of securities offered in a takedown from the shelf.

Ms. Hannah T. Teshome
March 21, 2006

Prospectus Supplements

General

5.
We note your placeholder for a description of flow of funds, payment priorities and allocations. Please tell us the reason why you cannot provide this disclosure at this time. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Terms of the securities such as the flow of funds, payment priorities and allocations cannot be known or predicted at the time of effectiveness of the shelf registration statement. These terms may vary widely among offerings, and cannot be known until a short time prior to each takedown. The terms of the securities will be disclosed in the applicable prospectus supplement.

Description of the Mortgage Pool, page S-31

6.	We note that the mortgage pool may include delinquent assets. Please confirm that delinquent assets will not constitute 20% or more of the asset pool. Refer to Instruction B.5 of Form S-3.

We confirm, on behalf of the Company, that the proportion of pool assets that are delinquent as of the cut-off date will not constitute 20% or more of any asset pool.

7.
We note that a percentage of the mortgage loans have been modified. However, it is not clear how the mortgage loans have been modified. Also, it is not clear whether the modified loans are the same as the re-performing loans described in the base prospectus. Please expand your disclosure to explain a general description of the modifications made to the loans added to the pool assets. Refer to Item 1111(a)(2) of Regulation AB.

The disclosure has been revised as requested.

Underwriting Guidelines, page S-37

8.
We note your placeholder for the underwriting guidelines of Bayview Financial and its affiliates. However, it is not clear why you cannot provide the underwriting criteria used to originate or purchase the mortgage loans at this time. Please provide this disclosure or advise. Refer to Item 1111 (a)(3) of Regulation AB.

The disclosure has been revised as requested.

Ms. Hannah T. Teshome
March 21, 2006

Static Pool Information, page S-41

9.	Please tell us the nature of third-party static pool information you contemplate providing in response to Item 1105 of Regulation AB.

To date, the Company’s mortgage-backed securities have been backed by pools of assets that have not included a material concentration of loans originated by an unaffiliated originator. If in a future takedown the concentration of loans originated by a particular unaffiliated originator were to reach a level that was considered to warrant disclosure of separate static pool information, this information could take the form of delinquency, cumulative loss and prepayment data presented by vintage year or, if the third-party originator has securitized its loan production, by prior securitized pool.

Assignment of Mortgage Loans, page S-51

10.
We note you contemplate assigning re-sold mortgage loans to the pool assets. However, we cannot locate disclosure on this type of loan in the base prospectus. Please provide a brief description of this type of mortgage loan that may be included in the pool assets in an appropriate location in the base prospectus. Refer to Item 1111(a)(1) of Regulation AB.

Our use of the term “re-sold mortgage loan” is not intended to refer to a different type of mortgage loan than is described in the prospectus. Rather, the intent is to describe a mortgage loan that has previously been transferred by the sponsor into another securitization vehicle, and now is being transferred again - “re-sold” - from the prior securitization vehicle to the issuing entity.

Annex A

Certain Characteristics of the Mortgage Loans, page S-A-l

11.	We note that the asset pool will include commercial mortgages. Please add disclosure in response to Item 1111(b)(9) of Regulation AB.

Although the particular items of disclosure identified in Item 1111(9) would provide useful information to an investor in a traditional securitization of commercial mortgage loans in which each loan represents a significant percentage of the total asset pool, such is not the case in securitizations such as those undertaken by the Company. In offerings by the Company of asset-backed securities backed by commercial mortgage loans, the loans have relatively small principal balances - in each case less than 1.0% of the asset pool (by dollar value as of the cut-off date), and typically less than 0.5%. As a result, the diversity of the asset pool is similar to that of a pool of residential mortgage loans, in which data regarding individual properties is not material to an investor. The information specified in Item 1111(b)(9)(i) will therefore not be material to investors in asset-backed securities offered by the Company. To date, no takedown has included a commercial mortgage loan that represents, by dollar value, 10% or more of the asset pool as of the cut-off date. However, we confirm, on behalf of the Company, that if any such loan is included in an asset pool, the disclosure specified in Item 1111(b)(9)(ii) will be provided.

Ms. Hannah T. Teshome
March 21, 2006

Historical Delinquency Information, page S-A-l5

12.	Please confirm that you will present delinquency information pursuant to Item 1100(b) of Regulation AB.

We confirm, on behalf of the Company, that the prospectus supplement for each takedown will include historical delinquency information regarding the pool assets that is appropriately responsive to Items 1111(c) and 1100(b) of Regulation AB.

Indices of the Adjustable Rate Mortgage Loans, page S-A-l 7

13.	Please identify the index referred to in the table as “other.”

In this table, “other” is intended to refer to various indices that are applicable, in each case, only to a very small proportion of loans in the asset pool. We confirm, on behalf of the Company, that each such index will be of a type described in the prospectus.

Base Prospectus

The Trusts and the Trust Assets, page 34

14.
We note that a certain amount or percentage of a Primary Asset will be retained by certain transaction parties. Please tell us the purpose of the retained interest and in what circumstances the retained interest will be payable to the seller of the respective asset, or to the master servicer, servicer, depositor or another party. Also, please tell us whether the mechanics of the retained interest is similar to a loan participation.

The “retained interest” described in the prospectus typically takes the form of a specified portion of the gross rate of interest payable by a borrower under a mortgage loan. Such an interest rate strip is similar in form to an “excess servicing strip” - the portion of a mortgage loan servicing fee in excess of the fee actually paid to the servicer that may be retained by an owner of servicing rights in a securitization of mortgage loans. Retention of a retained interest strip has the effect of reducing the effective interest rate on the mortgage loan that is transferred to an issuing entity.

A retained interest strip may be retained by a loan seller, but will not be retained by the depositor. Fees payable to the master servicer, servicer or other transaction party will be specified in the applicable prospectus supplement and will not include any retained interest.

Ms. Hannah T. Teshome
March 21, 2006

Retained interest is not similar to a loan participation. In a loan participation structure, each participant holds a proportionate ownership interest in the underlying mortgage loan and the security interest in the property pledged to secure the loan. Loan participations are carefully documented to apportion rights in the participated loan and related collateral among the participants. In a typical loan participation, the lead participant bears certain administrative responsibilities on behalf of all participants, and each participant has the right to vote on such matters as termination or appointment of a servicer, modification of loan terms, waiver of default, foreclosure on a defaulted loan or disposition of foreclosed property. Participants generally share expenses (such as servicing fees) on a pro rata basis. Payments received on the participated loan, and any loss borne upon default, are also shared pro rata among the participants. In contrast, the holder of a retained interest retains only a contractual right to payment. The mortgage loan, less the specified contract right to a portion of the payment, is assigned to a transferee in its entirety. The mortgage note is endorsed to the transferee (or its designee), and the note and mortgage are delivered to the transferee or its custodian. All rights related to the transferred loan, such as the right to appoint or terminate a servicer, to effect a modification of the loan terms, to waive a default by the borrower, or to foreclose on a defaulted loan and dispose of the related collateral, are vested in the transferee as owner of the loan. Absent a total loss, any loss upon default is borne by the owner of the loan; the holder of the retained interest is entitled to payment under the contract from liquidation proceeds.

Servicing, page 59

15.
We note that Bayview Loan Servicing has implemented numerous changes in its servicing practices and procedures. Please expand your disclosure to describe the nature of the changes that Bayview Loan Servicing had made to its servicing practices and procedures to the extent material. Refer to Item 1108(b)(4) of Regulation AB.

The referenced disclosure has been deleted. Upon review and discussion with the Company and Bayview Loan Servicing, LLC, the Company has determined that the changes in servicing practices and procedures that have been made were not outside of the scope of ordinary business decisions, and therefore that no such change rises to the level of materiality for the purposes of Item 1108(b)(3).

Non-Agency Securities, page 64

16.
Refer to the base prospectus that contemplates including Non-Agency Securities. We note that the sponsor or issuer of Non-Agency Securities may be an affiliate of the depositor. Please disclose the requirements that you will undertake if you include Non-Agency Securities of an affiliate in the pool assets. Refer to Securities Act Rule 190(b).

The disclosure has been revised as requested.

Ms. Hannah T. Teshome
March 21, 2006

Other Purchases of Securities, page 70
Other Purchases or Redemption, page 70

17.	We note that the securities may be redeemable by the holder of the securities. Please provide us your analysis regarding this under Rule 3a-7 of the Investment Company Act.

The referenced disclosure has been deleted.

18.
We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled “Callable.” Please confirm that you will abide by this and revise your disclosure, as appropriate.

We confirm, on behalf of the Company, that the title of any class of securities with an optional redemption or termination feature that may be exercised when 25% or more of the original principal balance of the pool assets is still outstanding will include the word ‘‘callable.’’

19.
We note that you may add a guarantee to the mortgage-backed securities. Please note that a guarantee would be viewed as a security under Section 2(a)(1) of the Securities Act and would need to be separately registered. Please register any guarantees that you contemplate issuing with the mortgage-backed securities on this registration statement.

We advise you on behalf of the Company that any such guarantee of a mortgage-backed security offered by the Company pursuant to the Registration Statement would be exempt from registration under the Securities Act.

Loan Purchase Obligation, page 75

20.	Please expand your disclosure to clarify when you would include this type of credit enhancement in a mortgage-backed transaction.

An obligation of a third party to purchase securities or pool assets may be included, for example, in a transaction in which the characteristics of the pool assets, by their terms, change materially at or about a particular date following issuance of the securities. A common example of such a change in terms may be found in so-called hybrid adjustable rate mortgage loans (ARMs), which bear interest at a fixed rate for a specified number of years before the interest rate converts by its terms to an adjustable rate. An issuance of securities backed by a pool of hybrid ARMs that convert from fixed rate to adjustable rate at approximately the same time could include an obligation by a third party to purchase, for example, the senior securities, which would remain outstanding. This would permit the initial investors in those securities to invest on the basis that the securities they purchased would be backed by fixed rate assets, without the interest rate risks attendant to adjustable rate assets.

Ms. Hannah T. Teshome
March 21, 2006

Derivatives, page 83

21.
We note that you contemplate investors tendering their securities in a mandatory auction. Please confirm that the administrator used in the mandatory auction would be totally independent of the depositor, underwriter or their affiliates.

We confirm, on behalf of the Company, that the administrator responsible for administering a mandatory auction as described in the prospectus would be independent of the Company, any applicable underwriter or any of their affiliates.

22.
Either delete your reference to the credit default swaps, or provide us with your legal analysis to how this derivative would meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please include in your analysis the mechanics involved in the credit default swap you contemplate including in the pool assets. Please refer to the discussion at Section III.A.2. of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

We understand and acknowledge that the definition of asset-backed security in Item 1101 of Regulation AB does not contemplate derivative instruments designed to achieve a synthetic exposure to an asset that is not part of the asset pool, such as a reference pool of assets or an equity or commodity or other index, such that the payments on the asset-backed securities comprise or include payments based primarily on the performance of such a reference pool or external index. The disclosure referenced above with respect to credit default swaps is intended to describe only the type of instrument specifically cited by the Securities and Exchange Commission (the “Commission”) in SEC Release No. 33-8518 as permitted under the new definition of asset-backed security. In footnote 68 of SEC Release No. 33-8518, the Commission stated:

“As [an] example of a swap or other derivative permissible in an ABS transaction, a credit derivative such as a credit default swap could be used to provide viable credit enhancement for asset-backed securities. For example, a credit default swap may be used to reference assets actually in the asset pool, which would be analogous to buying protection against losses on those pool assets. The issuing entity would pay premiums to the counterparty (as opposed to the counterparty paying the premiums to the issuing entity). If a credit event occurred with respect to a referenced pool asset, the counterparty would be required to make settlement payments regarding the pool asset or purchase the asset to provide recovery against losses.”

The referenced disclosure does not contemplate credit default swaps of a type other than that described in footnote 68 of SEC Release No. 33-8518.

Ms. Hannah T. Teshome
March 21, 2006

Payments on the Securities, page 67
Certain Yield and Prepayment Considerations, page 94

23.
We note that an adjustable interest rate on a class of securities may be calculated “by reference to an index or otherwise.” Please revise your disclosure to specify the types of indices on which these interest rate may be based. In addition, please confirm that payments on all classes of securities will not be based on the value of an equity or commodity. Please refer to Section III.A.2. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905).

Because the indices on which the interest rate applicable to a class of securities may be calculated would be the same as those described under “The Trusts and the Trust Assets - Mortgage Loans - General,” we have added cross-references to this section in appropriate sections of the prospectus.

Exhibits

Exhibit 4.2 - Form of Transfer and Servicing Agreement

24.	Refer to Section 4.29(b). Please revise this section to comply with the requirements under Exchange Act Rule 15d-18(c).

The Transfer and Servicing Agreement has been revised as requested.

25.
Refer to Section 4.31(a). Please note that a Form 15 to suspend reporting under the Exchange Act cannot occur unless, at the beginning of the fiscal year following the securities offering, the securities of each class is held by fewer than 300 record holders. See Section 15(d) of the Exchange Act. Please delete the phrase “in accordance with industry standards” and revise this section to accurately reflect when a Form 15 may be filed.

The Transfer and Servicing Agreement has been revised as requested.

Ms. Hannah T. Teshome
March 21, 2006

Undertakings

26.	Please revise to include the entire undertaking required under Item 512(a)(l)(ii) of Regulation S-K or advise why no change is warranted.

The undertakings have been revised as requested.

Signatures

27.	Please note that the registration statement should also be signed by a majority of the depositor's board of directors or persons performing similar functions, if applicable.

The Company is a limited liability company that is managed by Bayview Securities Management Company. The manager is thus the only party “performing similar functions” as a board of directors. The Registration Statement is signed by a majority of the board of directors of the manager of the Company.

I would appreciate an opportunity to discuss any of these response with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4137.

Sincerely,

/s/ Edward E. Gainor

Edward E. Gainor

cc:	Brian Bomstein
Thomas Carr